The Bank of Nova Scotia
ANNUAL
INFORMATION
FORM
DECEMBER 18, 2007

TABLE OF CONTENTS

Page Reference
Annual Information Form
Section

Distribution Notice	3
Financial Data	3
Forward-looking Statements	3
Corporate Structure	4
Name, Address and Place of Incorporation	4
Intercorporate Relationships	4
General Description of the Bank’s Business	4
Three-Year History	4
Description of the Bank’s Business	5
General Summary	5
Social and Environmental Policies	8
Risk Factors	8
Dividends	8
Description of the Bank’s Capital Structure	9
Common Shares	9
Preferred Shares — General	9
Certain Provisions of the Preferred Shares, Series 12	9
Certain Provisions of the Preferred Shares, Series 13	11
Certain Provisions of the Preferred Shares, Series 14	12
Certain Provisions of the Preferred Shares, Series 15	13
Certain Provisions of the Preferred Shares, Series 16	15
Constraints on Ownership of the Bank’s Shares	16
Ratings of Securities	16
Market for Securities of the Bank	18
Trading Price and Volume of the Bank’s Common and	18
Preferred Shares on the Toronto Stock Exchange
Prior Sales	20
Directors and Executive Officers of the Bank	20
Directors and Board Committees of the Bank	20
Executive Officers of the Bank	22
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	24
Shareholdings of Management	24
Legal Proceedings and Regulatory Actions	24
Interest of Management and Others in Material Transactions	24
Transfer Agent and Registrar	25
Conflicts of Interest	25
Experts	25
The Bank’s Audit and Conduct Review Committee	25
Additional Information	27
Schedule “A” — Audit and Conduct Review Committee Charter	28

Distribution Notice
When this annual information form is provided to security holders or other interested parties, it must be accompanied by copies of all the documents (or excerpts thereof) incorporated herein by reference. Portions of this Annual Information Form of The Bank of Nova Scotia (the “Bank”) dated December 18, 2007 (the “AIF”), are disclosed in the Annual Report to Shareholders for the year ended October 31, 2007 (the “Annual Report”). The Annual Report is also available on SEDAR at www.sedar.com.
Financial Data
Except as otherwise noted, all information is given at or for the year ended October 31, 2007. Amounts are expressed in Canadian dollars. Financial information is presented in accordance with Canadian generally accepted accounting principles.
Forward-looking Statements
Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs such as “will,” “should,” “would” and “could”.
By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; operational and reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion on pages 56 to 67 inclusive, of the Bank’s 2007 Annual Report and those pages are incorporated herein by reference.
The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
The “Outlook” sections in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.
CORPORATE STRUCTURE
Name, Address and Place of Incorporation
The Bank was granted a charter under the laws of the Province of Nova Scotia in 1832 and commenced operations in Halifax, Nova Scotia in that year. Since 1871, the Bank has been a chartered bank under the Bank Act (Canada) (the “Bank Act”). The Bank is a Schedule I bank under the Bank Act and the Bank Act is its charter. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, B3J 3B7 and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Ontario, M5H 1H1. A copy of the Bank’s by-laws is available on www.sedar.com.
Intercorporate Relationships
Each international principal subsidiary of the Bank is incorporated or established and existing under the laws of the jurisdiction in which its principal office is located, with the exceptions of Scotia Holdings (U.S.) Inc. and Scotiabanc Inc., which are incorporated and existing under the laws of the State of Delaware. Each Canadian principal subsidiary of the Bank is incorporated or established and existing under the laws of Canada, with the exceptions of: BNS Capital Trust, Scotia Capital Inc., Scotia Securities Inc., Scotiabank Capital Trust and Scotiabank Subordinated Notes Trust, which are incorporated or established and existing under the laws of the Province of Ontario.
The Bank’s principal subsidiaries are listed on page 142 of the Annual Report, and that page is incorporated herein by reference.
GENERAL DESCRIPTION OF THE BANK’S BUSINESS
Three-Year History
The Bank is one of North America’s premier financial institutions and Canada’s most international bank. The Bank is a full-service financial institution, active in both domestic and international markets. In Canada, the Bank provides a full range of retail, commercial, corporate, investment and wholesale banking services through its extensive network of branches and offices across the country. With approximately 60,000 employees (31,000 in Canada), the Bank, and its affiliates, have branches and offices serving more than 12.5 million customers in some 50 countries, which provide a wide range of banking and financial services.
In the fiscal year ended October 31, 2007, the Bank’s net income available to common shareholders was a record $3,994 million, an increase of $445 million or 13% higher than 2006. Earnings per share (on a diluted basis) were $4.01, up 13% from $3.55 in 2006. Return on equity was 22%, in line with 2006. In fiscal 2007, the Bank’s actual dividend payout ratio was 43%, up from 42% in 2006 and within the Bank’s target payout range of 35% to 45%.

In the fiscal year ended October 31, 2006, the Bank’s net income available to common shareholders was a record $3,549 million, an increase of $365 million or 12% higher than 2005. Earnings per share (on a diluted basis) were $3.55, up 13% from $3.15 in 2005. This strong performance boosted return on equity to 22.1%, its highest level in recent history. On a year-over-year basis, dividends rose by 14% to $1.50 per share, and have risen at a compound annual rate of 16.3% over the past 10 years. In fiscal 2006, the dividend payout ratio was 42%, up from 41% from 2005, and within the Bank’s target payout range of 35% to 45%.
In the fiscal year ended October 31, 2005, the Bank’s net income available to common shareholders was a record $3,184 million, an increase of $292 million or 10% higher than 2004. Earnings per share (on a diluted basis) were $3.15, up 12% from $2.82 in 2004. This strong performance boosted return on equity to 20.9%, its highest level in eight years. In fiscal 2005, the Bank’s actual dividend payout ratio was 41%, up from 38% in 2004 and well within the Bank’s target payout range of 35% to 45%.
DESCRIPTION OF THE BANK’S BUSINESS
General Summary
The Bank has three major business lines: Domestic Banking, International Banking and Scotia Capital. Each of these three business lines is discussed below and additional information on each of the Bank’s business lines is available in the 2007 Management’s Discussion and Analysis found on pages 45 to 55 inclusive of the Annual Report, and those pages are herein incorporated by reference.
     Domestic Banking
Domestic Banking provides a full range of banking and investing services to more than 7 million customers across Canada, through a network of 1,005 branches and 2,852 automated banking machines (“ABMs”), as well as telephone and Internet banking. Domestic Banking includes three main businesses. Retail and Small Business Banking provides a comprehensive suite of offerings, including mortgages, loans, credit cards, investments, insurance and day-to-day banking products to individuals and small businesses. Wealth Management provides a full range of products and services, including retail brokerage (discretionary, non-discretionary and self-directed), investment management advice, mutual funds and savings products, and financial planning and private client services for affluent clients. Commercial Banking delivers a full product suite to medium and large businesses.
     International Banking
International Banking operates in more than 40 countries, and includes Scotiabank’s retail and commercial banking operations outside of Canada. Through our network of 1,480 branches and offices and 2,980 ABMs, as well as telephone and Internet banking, we provide a full range of financial services to more than 5 million customers. International Banking is organized into the following geographic regions: Caribbean and Central America, Mexico, Latin America and Asia.
     Scotia Capital
Scotia Capital is the wholesale banking arm of the Scotiabank Group. We offer a wide variety of products, providing full-service coverage across the NAFTA region, and serving selected niche markets globally. We offer financial products and services to corporate, government and institutional investor clients. Scotia Capital is organized into two main businesses. Global Capital Markets provides capital markets products and services, such as fixed income, derivatives, prime brokerage, structured products, securitization, foreign exchange, equity sales, trading and research and, through ScotiaMocatta, precious metals. Global Corporate and Investment Banking provides corporate lending, equity underwriting and mergers & acquisitions advisory services.

     Competition
The Canadian banking system consists of six major Canadian banks, each of which maintains an extensive branch network, augmented with ABMs, telephone and internet banking facilities. In addition to the six major Canadian banks, the banking system includes 16 smaller domestic banks, 50 foreign banks and over 1,000 credit unions and caisses populaires. In total, the Canadian financial services industry includes more than 3,500 financing institutions such as life insurance companies, property and casualty insurers, consumer finance companies, independent investment dealers and independent retail mutual fund management companies.
The Bank provides a broad range of banking and other financial services to retail, commercial and corporate banking clients in Canada, the Caribbean and Central America, Latin America and Asia either directly or through subsidiaries. In providing these services the Bank competes with local and international banks and other financial institutions.
Competition is reflected in the range of products and services offered, innovation in features, services, technology and delivery and the different pricing adopted. A good measure of the competition in the sector is the narrow margins in Canada. Canada has had, on average since 1996, the lowest interest rate spreads of all countries monitored by the World Economic Forum. Another indicator of competition is new entrants into the market and there have been 6 domestic and 6 foreign bank entrants that have received charters from the federal bank regulator since 2003.
     Supervision and Regulation in Canada
The Bank’s activities in Canada are governed by the Bank Act, which is one of four main federal statutes governing the financial services industry in Canada. The other three statutes cover trust and loan companies, insurance companies and co-operative credit associations.
In accordance with the Bank Act, an organization may engage in and carry on the business of banking and such business generally as pertains to the business of banking. The Bank Act grants Canadian chartered banks broad powers of investment in the securities of other corporations and entities, but imposes limits upon substantial investments. Under the Bank Act, generally a bank has a substantial investment in a body corporate when (1) voting rights attached to the voting shares beneficially owned by the bank and by entities controlled by the bank exceed 10% of the voting rights attached to the outstanding voting shares of the body corporate, or (2) the total number of shares of the body corporate that are beneficially owned by the bank and entities controlled by the bank represent more than 25% of the total shareholders’ equity of the body corporate. In addition, under the Bank Act, a bank has a substantial investment in an unincorporated entity where the ownership interests in such entity beneficially owned by that bank and by entities controlled by that bank exceed 25% of all ownership interests in such entity. A Canadian chartered bank is permitted to have a substantial investment in entities whose activities are consistent with those of certain prescribed permitted substantial investments. In general, a bank will be permitted to invest in an entity that carries on any financial services activity whether that entity is regulated or not. Further, a bank may generally invest in entities that carry on commercial activities that are related to the promotion, sale, delivery or distribution of a financial product or service, or that relate to certain information services. A bank may also invest in entities that invest in real property, or mutual funds or act as mutual fund distributors or that service financial institutions and the bank may have downstream holding companies to hold these investments. In certain cases, the approval of the Minister of Finance or the Superintendent of Financial Institutions Canada (the “Superintendent”) is required prior to making the investment and/or the bank is required to control the entity. Canadian chartered banks may offer through their branch network credit or charge-card related insurance, creditors’ disability insurance, creditor’s life insurance, creditors’ loss of employment insurance, creditors’ vehicle inventory insurance, export credit insurance, mortgage insurance and travel insurance. Outside bank branches, a bank may offer insurance only in the limited circumstances prescribed by the Bank Act.
Without Minister of Finance approval, no person or group of associated persons may own more than 10% of any class of shares of the Bank. With Minister of Finance approval, a person or group of associated persons may own up to 20% of any class of voting shares and up to 30% of any class non-voting shares of the Bank. Ownership of the Bank’s shares by Canadian or foreign governments is prohibited under the Bank Act.
The Superintendent is responsible to the Minister of Finance for the administration of the Bank Act. The Superintendent provides guidelines for disclosure of a bank’s financial information. The Superintendent is also required to make an annual examination of each bank to ensure compliance with the Bank Act and to ensure that each bank is in sound financial condition. The report of the Superintendent’s examination is submitted to the Minister of Finance. The Bank is subject to regulation by the Canada Deposit Insurance Corporation and the Financial Consumer Agency of Canada, and the activities of the Bank in Canada are subject to various other federal statutory provisions. The activities of the Bank’s trust subsidiaries and insurance subsidiaries are also regulated in Canada under provincial laws in respect of their activities in the provinces. Certain activities of the Bank and its subsidiaries acting as securities brokers, dealers (including investment and mutual fund dealers), underwriters and advisors (including investment counsel and portfolio managers) are regulated in Canada under provincial securities legislation and, in some cases, by self regulatory organizations, such as the Investment Dealers Association for broker dealers and the Mutual Fund Dealers Association for mutual fund dealers.
     Supervision and Regulation Outside Canada
     United States
The activities of the Bank and its subsidiaries in the United States are subject to federal and state supervision, regulation and examination by bank regulatory and other governmental agencies. The Bank is subject to the Bank Holding Company Act of 1956 (“BHCA”) and the International Banking Act of 1978 and associated regulations of the Board of Governors of the Federal Reserve System (the “Board”). The Board and other banking regulators oversee the operation of the Bank’s branches, offices and subsidiaries in the United States. The Securities and Exchange Commission and state securities regulators regulate its broker-dealer subsidiary.
The Bank is a “financial holding company” under the BHCA. This status allows a broad range of financial and merchant banking activities to be undertaken in the United States. In addition, the Bank owns a commercial and retail bank in the Commonwealth of Puerto Rico that is subject to various laws and regulation and examination by the Commonwealth of Puerto Rico and federal regulators and is an insured depository institution. Provisions of the Federal Reserve Act place certain limitations and restrictions on the transactions that the Bank’s United States branches, agencies and subsidiary bank engage in with other offices and affiliates of the Bank.
U.S. banking organizations have been subject to an enhanced compliance atmosphere since passage in October 2001 of the USA Patriot Act in response to the events of September 11, 2001. The Act increases many requirements previously imposed on U.S. banks and foreign banks with U.S. operations to take certain steps to prevent, detect and report individuals and entities involved in international money laundering and the financing of terrorism. It also creates new crimes and penalties and expands the extraterritorial jurisdiction of the U.S. Failure of a financial institution to comply with these requirements could have serious legal and reputational consequences for the institution.
     Mexico
Grupo Financiero Scotiabank Inverlat, S.A. de C.V. is an “affiliate holding company” pursuant to the Law for the Regulation of Financial Groups of Mexico and to the Rules for the Establishment of Foreign Affiliate Financial Institutions of Mexico. The governing authority is the Ministry of Finance of Public Credit of Mexico and the supervising and regulatory authorities are the Central Bank of Mexico, the National Banking and the Securities Commission, the National Commission for the Retirement Savings System, and the National Commission for the Protection of the Users of Financial Services.

     Other Jurisdictions
Outside of the United States and Mexico, each of the Bank’s branches, agencies and subsidiaries, many of which are banks in their own right, is also subject to the regulatory requirements of the jurisdiction in which it conducts its business.
Social and Environmental Policies
Each year the Bank publishes its Corporate Social Responsibility Report, which provides details of the Bank’s social and environmental policies. This document may be found on the Bank’s website in the Community Development section.
Risk Factors
The risks faced by the Bank are described on pages 56 to 67 inclusive of the Annual Report and those pages are incorporated herein by reference.
DIVIDENDS
     Restrictions on the Payment of Dividends
Under the Bank Act, the Bank is prohibited from declaring any dividends on its common shares or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled have been paid or sufficient funds have been set aside to do so. Further, dividends cannot be declared if the total of all dividends declared that year would exceed the aggregate of the Bank’s net income to that date and its net income for the preceding two financial years, unless the Superintendent’s approval is obtained. In fiscal 2007 the Bank paid all of the non-cumulative preferred share dividends.
In the event that applicable cash distributions on any of the Scotiabank Trust Securities (meaning securities issued by BNS Capital Trust and Scotiabank Capital Trust) are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred shares or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred shares or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities.
Currently, these limitations do not restrict the payment of dividends on preferred shares or common shares.
The Bank’s preferred shares are entitled to preference over the common shares and over any other shares of the Bank ranking junior to the preferred shares with respect to the payment of dividends.
     The Bank’s Dividend Philosophy
In fiscal 2007, the Bank’s actual dividend payout ratio was 43%, up from 42% in 2006 and within the Bank’s target payout range of 35% to 45%. The Bank’s practice has been to relate dividends to the trend in earnings, while ensuring that capital levels are sufficient for both depositor protection and growth.
The Bank has declared and paid the following dividends on its common shares over the past three completed financial years:

Year	Common share dividend

2007	$1.74
2006	$1.50
2005	$1.32

DESCRIPTION OF THE BANK’S CAPITAL STRUCTURE
Common Shares
The authorized common share capital of the Bank consists of an unlimited number of common shares, without nominal or par value, of which 983,767,155 common shares were issued and outstanding as at October 31, 2007.
Holders of the Bank’s common shares are entitled to vote at all meetings of the shareholders of the Bank except meetings at which only the holders of preferred shares of the Bank are entitled to vote. Common shareholders are entitled to receive dividends, as and when declared on the common shares.
After the payment to the holders of the preferred shares of the amount or amounts to which they may be entitled, the holders of the Bank’s common shares shall be entitled to receive the remaining property of the Bank upon liquidation, dissolution or winding-up thereof.
Preferred Shares — General
The authorized preferred share capital of the Bank consists of an unlimited number of preferred shares without nominal or par value issuable in series. As at October 31, 2007, 12,000,000 non-cumulative preferred shares, series 12 (the “Preferred Shares, Series 12”), 12,000,000 non-cumulative preferred shares, series 13 (“Preferred Shares, Series 13”), 13,800,000 non-cumulative preferred shares, series 14 (“Preferred Shares, Series 14”), 13,800,000 non-cumulative preferred shares, series 15 (“Preferred Shares, Series 15”) and 13,800,000 non-cumulative preferred shares, series 16 (“Preferred Shares, Series 16”) were issued and outstanding. The term “Preferred Shares” shall refer to the Preferred Shares, Series 12, the Preferred Shares, Series 13, the Preferred Shares, Series 14, the Preferred Shares, Series 15 and the Preferred Shares, Series 16.
The Preferred Shares are entitled to preference over the common shares and over any other shares of the Bank ranking junior to the Preferred Shares with respect to the payment of dividends and upon any distribution of assets in the event of liquidation, dissolution or winding-up of the Bank.
The Bank may not create, without the approval of the holders of Preferred Shares, any other class of shares ranking prior to or on a parity with the Preferred Shares, increase the authorized number of Preferred Shares or amend the provisions attaching to the Preferred Shares.
Any approval to be given by the holders of the Preferred Shares may be given by a resolution carried by the affirmative vote of not less than 66 2/3% of the votes cast at a meeting of holders of Preferred Shares at which a majority of the outstanding Preferred Shares is represented or, if no quorum is present at such meeting, at any adjourned meeting at which no quorum requirements would apply.
Certain Provisions of the Preferred Shares, Series 12
The holders of the Preferred Shares, Series 12 will be entitled to receive a quarterly non-cumulative preferential cash dividend, as and when declared by the Board of Directors, on the third last business day of each of January, April, July and October in each year, at a quarterly rate equal to $0.328125 per share. If the Board of Directors of the Bank does not declare the dividends, or any part thereof, on the Preferred Shares, Series 12 on or before the dividend payment date for a particular quarter, then the entitlement of the holders of the Preferred Shares, Series 12 to receive such dividends, or to any part thereof, for such quarter shall be forever extinguished.
The Preferred Shares, Series 12 will not be redeemable prior to October 29, 2013. On and after October 29, 2013, but subject to the provisions of the Bank Act and to the prior consent of the Superintendent and subject to certain conditions being met, the Bank may redeem at any time all or, from time to time, any part of the outstanding Preferred Shares, Series 12, at the Bank’s option without the consent of the holder, by the payment of an amount in cash for each such share so redeemed of $25.00, together with declared and unpaid dividends to the date fixed for redemption.
In the event of the liquidation, dissolution or winding-up of the Bank, the holders of the Preferred Shares, Series 12 shall be entitled to receive $25.00 per share together with all dividends declared and unpaid to the date of payment before any amount shall be paid or any assets of the Bank distributed to the holders of any shares ranking junior to the Preferred Shares, Series 12. The holders of the Preferred Shares, Series 12 shall not be entitled to share in any further distribution of the assets of the Bank.
So long as any of the Preferred Shares, Series 12 are outstanding, the Bank will not, without the approval of the holders of the Preferred Shares, Series 12 given as specified below:
(a)	pay any dividends on the common shares or any other shares ranking junior to the Preferred Shares, Series 12 (other than stock dividends in shares ranking junior to the Preferred Shares, Series 12); or

(b)	redeem, purchase or otherwise retire any common shares or any other shares ranking junior to the Preferred Shares, Series 12 (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Preferred Shares, Series 12); or

(c)	redeem, purchase or otherwise retire less than all the Preferred Shares, Series 12; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Preferred Shares, Series 12, redeem, purchase or otherwise retire any other shares ranking on a parity with the Preferred Shares, Series 12;
unless, in each case, all dividends up to and including those payable on the dividend payment date for the last completed period for which dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative Preferred Shares, Series 12 then issued and outstanding and on all other cumulative shares ranking on a parity with the Preferred Shares, Series 12 and there shall have been paid or set apart for payment all declared dividends in respect of each series of non-cumulative preferred shares (including the Preferred Shares, Series 12) then issued and outstanding and on all other non-cumulative shares ranking on a parity with the preferred shares.
Upon notice being given by the Bank from time to time with the prior approval of the Superintendent, a holder of Preferred Shares, Series 12 may exchange all but not less than all of the Preferred Shares, Series 12 held by such holder into an equal number of a new issue of a series of fully-paid and freely tradeable preferred shares issued by the Bank which at the time of such issue qualifies as Tier 1 capital for regulatory capital purposes of the Bank on the date fixed for exchange in such notice.
The Bank may issue other series of Preferred Shares ranking on a parity with the Preferred Shares, Series 12 without the authorization of the holders of the Preferred Shares, Series 12.
The holders of the Preferred Shares, Series 12 as such will not be entitled to receive notice of or to attend or to vote at any meeting of the shareholders of the Bank unless and until the first time at which the Board of Directors of the Bank has not declared the whole dividend on the Preferred Shares, Series 12 in any quarter. In that event, the holders of the shares will be entitled to receive notice of, and to attend, meetings of shareholders at which directors are to be elected and will be entitled to one vote for each share held. The voting rights of the holders of the Preferred Shares, Series 12 shall forthwith cease upon payment by the Bank of the first dividend on the Preferred Shares, Series 12 to which the holders are entitled subsequent to the time such voting rights first arose until such time as the Bank may again fail to declare the whole dividend on the Preferred Shares, Series 12 in any quarter, in which event such voting rights shall become effective again and so on from time to time.

Certain Provisions of the Preferred Shares, Series 13
The holders of the Preferred Shares, Series 13 will be entitled to receive a fixed quarterly non-cumulative preferential cash dividend, as and when declared by the Board of Directors, subject to the provisions of the Bank Act, on the third last business day of each of January, April, July and October in each year, at a quarterly rate equal to $0.30 per share. If the Board of Directors of the Bank does not declare the dividends, or any part thereof, on the Preferred Shares, Series 13 on or before the dividend payment date for a particular quarter, then the entitlement of the holders of the Preferred Shares, Series 13 to receive such dividends, or to any part thereof, for such quarter shall be forever extinguished.
The Preferred Shares, Series 13 will not be redeemable prior to April 28, 2010. On and after April 28, 2010, but subject to the provisions of the Bank Act and to the prior consent of the Superintendent and certain conditions being met, the Bank may redeem at any time all or from time to time any part of the outstanding Preferred Shares, Series 13, at the Bank’s option without the consent of the holder, by the payment of an amount in cash for each such share so redeemed of: $26.00 if redeemed during the period commencing April 28, 2010 and ending April 26, 2011; $25.75 if redeemed during the period commencing April 27, 2011 and ending April 25, 2012; $25.50 if redeemed during the period commencing April 26, 2012 and ending April 25, 2013; $25.25 if redeemed during the period commencing April 26, 2013 and ending April 27, 2014; and $25.00 commencing April 28, 2014 and thereafter together with, in each case, declared and unpaid dividends to the redemption date.
Notice of any redemption will be given by the Bank at least 30 days and not more than 60 days prior to the date fixed for redemption. If less than all the outstanding Preferred Shares, Series 13 are at any time to be redeemed, the shares to be redeemed will be selected by lot or in such other manner as the Bank may determine, or if the Bank decides, may be redeemed pro rata, disregarding fractions.
Subject to the provisions of the Bank Act, the prior consent of the Superintendent and certain conditions being met, the Bank may at any time purchase for cancellation any Preferred Share, Series 13 at the lowest price or prices at which in the opinion of the Board of Directors of the Bank such shares are obtainable.
In the event of the liquidation, dissolution or winding-up of the Bank, the holders of the Preferred Shares, Series 13 shall be entitled to receive $25.00 per share together with all dividends declared and unpaid to the date of payment before any amount shall be paid or any assets of the Bank distributed to the holders of any shares ranking junior to the Preferred Shares, Series 13. The holders of the Preferred Shares, Series 13 shall not be entitled to share in any further distribution of the assets of the Bank.
So long as any of the Preferred Shares, Series 13 are outstanding, the Bank will not, without the approval of the holders of the Preferred Shares, Series 13 given as specified below:
(a)	pay any dividends on the Common Shares or any other shares ranking junior to the Preferred Shares, Series 13 (other than stock dividends in shares ranking junior to the Preferred Shares, Series 13); or

(b)	redeem, purchase or otherwise retire any Common Shares or any other shares ranking junior to the Preferred Shares, Series 13 (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Preferred Shares, Series 13); or

(c)	redeem, purchase or otherwise retire less than all of the Preferred Shares, Series 13; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Preferred Shares, redeem, purchase or otherwise retire any other shares ranking on a parity with the Preferred Shares, Series 13;

unless, in each case, all dividends up to and including those payable on the dividend payment date for the last completed period for which dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative Preferred Shares then issued and outstanding and on all other cumulative shares ranking on a parity with the Preferred Shares and there shall have been paid or set apart for payment all declared dividends in respect of each series of non-cumulative Preferred Shares (including the Preferred Shares, Series 13) then issued and outstanding and on all other non-cumulative shares ranking on a parity with the Preferred Shares.
The Bank may issue other series of Preferred Shares ranking on a parity with the Preferred Shares, Series 13 without the authorization of the holders of the Preferred Shares, Series 13.
Subject to the provisions of the Bank Act, the holders of the Preferred Shares, Series 13 as such will not be entitled to receive notice of or to attend or to vote at any meeting of the shareholders of the Bank unless and until the first time at which the Board of Directors of the Bank has not declared the whole dividend on the Preferred Shares, Series 13 in any quarter. In that event, the holders of the Preferred Shares, Series 13 will be entitled to receive notice of, and to attend, meetings of shareholders at which directors are to be elected and will be entitled to one vote for each share held. The voting rights of the holders of the Preferred Shares, Series 13 shall forthwith cease upon payment by the Bank of the first dividend on the Preferred Shares, Series 13 to which the holders are entitled subsequent to the time such voting rights first arose until such time as the Bank may again fail to declare the whole dividend on the Preferred Shares, Series 13 in any quarter, in which event such voting rights shall become effective again and so on from time to time.
Certain Provisions of the Preferred Shares, Series 14
The holders of the Preferred Shares, Series 14 will be entitled to receive a fixed quarterly non-cumulative preferential cash dividend, as and when declared by the Board of Directors, subject to the provisions of the Bank Act, on the third last business day of each of January, April, July and October in each year, at a quarterly rate equal to $0.28125 per share. If the Board of Directors of the Bank does not declare the dividends, or any part thereof, on the Preferred Shares, Series 14 on or before the dividend payment date for a particular quarter, then the entitlement of the holders of the Preferred Shares, Series 14 to receive such dividends, or to any part thereof, for such quarter shall be forever extinguished.
The Preferred Shares, Series 14 will not be redeemable prior to April 26, 2012. On and after April 26, 2012, but subject to the provisions of the Bank Act and to the prior consent of the Superintendent and certain conditions being met, the Bank may redeem at any time all or from time to time any part of the outstanding Preferred Shares, Series 14, at the Bank’s option without the consent of the holder, by the payment of an amount in cash for each such share so redeemed of: $26.00 if redeemed during the period commencing April 26, 2012 and ending April 25, 2013; $25.75 if redeemed during the period commencing April 26, 2013 and ending April 25, 2014; $25.50 if redeemed during the period commencing April 28, 2014 and ending April 27, 2015; $25.25 if redeemed during the period commencing April 28, 2015 and ending April 26, 2016; and $25.00 commencing April 27, 2016.
Notice of any redemption will be given by the Bank at least 30 days and not more than 60 days prior to the date fixed for redemption. If less than all the outstanding Preferred Shares, Series 14 are at any time to be redeemed, the shares to be redeemed will be redeemed pro rata, disregarding fractions.
Subject to the provisions of the Bank Act, the prior consent of the Superintendent and certain conditions being met, the Bank may at any time purchase for cancellation any Preferred Share, Series 14 in the open market at the lowest price or prices at which in the opinion of the Board of Directors of the Bank such shares are obtainable.
In the event of the liquidation, dissolution or winding-up of the Bank, the holders of the Preferred Shares, Series 14 shall be entitled to receive $25.00 per share together with all dividends declared and unpaid to the date of payment before any amount shall be paid or any assets of the Bank distributed to the holders of any shares ranking junior to the Preferred Shares, Series 14. The holders of the Preferred Shares, Series 14 shall not be entitled to share in any further distribution of the assets of the Bank.

So long as any of the Preferred Shares, Series 14 are outstanding, the Bank will not, without the approval of the holders of the Preferred Shares, Series 14 given as specified below:
(a)	pay any dividends on the Common Shares or any other shares ranking junior to the Preferred Shares, Series 14 (other than stock dividends in shares ranking junior to the Preferred Shares, Series 14); or

(b)	redeem, purchase or otherwise retire any Common Shares or any other shares ranking junior to the Preferred Shares, Series 14 (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Preferred Shares, Series 14); or

(c)	redeem, purchase or otherwise retire less than all of the Preferred Shares, Series 14; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Preferred Shares, redeem, purchase or otherwise retire any other shares ranking on a parity with the Preferred Shares, Series 14;
unless, in each case, all dividends up to and including those payable on the dividend payment date for the last completed period for which dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative Preferred Shares then issued and outstanding and on all other cumulative shares ranking on a parity with the Preferred Shares and there shall have been paid or set apart for payment all declared dividends in respect of each series of non-cumulative Preferred Shares (including the Preferred Shares, Series 14) then issued and outstanding and on all other non-cumulative shares ranking on a parity with the Preferred Shares.
The Bank may issue other series of Preferred Shares ranking on a parity with the Preferred Shares, Series 14 without the authorization of the holders of the Preferred Shares, Series 14.
Subject to the provisions of the Bank Act, the holders of the Preferred Shares, Series 14 as such will not be entitled to receive notice of or to attend or to vote at any meeting of the shareholders of the Bank unless and until the first time at which the Board of Directors of the Bank has not declared the whole dividend on the Preferred Shares, Series 14 in any quarter. In that event, the holders of the Preferred Shares, Series 14 will be entitled to receive notice of, and to attend, meetings of shareholders at which directors are to be elected and will be entitled to one vote for each of the Preferred Shares, Series 14 held. The voting rights of the holders of the Preferred Shares, Series 14 shall forthwith cease upon payment by the Bank of the first dividend on the Preferred Shares, Series 14 to which the holders are entitled subsequent to the time such voting rights first arose until such time as the Bank may again fail to declare the whole dividend on the Preferred Shares, Series 14 in any quarter, in which event such voting rights shall become effective again and so on from time to time.
Certain Provisions of the Preferred Shares, Series 15
The holders of the Preferred Shares, Series 15 will be entitled to receive a fixed quarterly non-cumulative preferential cash dividend, as and when declared by the Board of Directors, subject to the provisions of the Bank Act, on the third last business day of each of January, April, July and October in each year, at a quarterly rate equal to $0.28125 per share. If the Board of Directors of the Bank does not declare the dividends, or any part thereof, on the Preferred Shares, Series 15 on or before the dividend payment date for a particular quarter, then the entitlement of the holders of the Preferred Shares, Series 15 to receive such dividends, or to any part thereof, for such quarter shall be forever extinguished.
The Preferred Shares, Series 15 will not be redeemable prior to July 27, 2012. On and after July 27, 2012, but subject to the provisions of the Bank Act and to the prior consent of the Superintendent and certain conditions being met, the Bank may redeem at any time all or from time to time any part of the outstanding Preferred Shares, Series 15, at the Bank’s option without the consent of the holder, by the payment of an amount in cash for each such share so redeemed of: $26.00 if redeemed during the period commencing July 27, 2012 and ending July 28, 2013; $25.75 if redeemed during the period commencing July 29, 2013 and ending July 28, 2014; $25.50 if redeemed during the period commencing July 29, 2014 and ending July 28, 2015; $25.25 if redeemed during the period commencing July 29, 2015 and ending July 26, 2016; and $25.00 commencing July 27, 2016.
Notice of any redemption will be given by the Bank at least 30 days and not more than 60 days prior to the date fixed for redemption. If less than all the outstanding Preferred Shares, Series 15 are at any time to be redeemed, the shares to be redeemed will be redeemed pro rata, disregarding fractions.
Subject to the provisions of the Bank Act, the prior consent of the Superintendent and certain conditions being met, the Bank may at any time purchase for cancellation any Preferred Share, Series 15 in the open market at the lowest price or prices at which in the opinion of the Board of Directors of the Bank such shares are obtainable.
In the event of the liquidation, dissolution or winding-up of the Bank, the holders of the Preferred Shares, Series 15 shall be entitled to receive $25.00 per share together with all dividends declared and unpaid to the date of payment before any amount shall be paid or any assets of the Bank distributed to the holders of any shares ranking junior to the Preferred Shares, Series 15. The holders of the Preferred Shares, Series 15 shall not be entitled to share in any further distribution of the assets of the Bank.
So long as any of the Preferred Shares, Series 15 are outstanding, the Bank will not, without the approval of the holders of the Preferred Shares, Series 15 given as specified below:
(a)	pay any dividends on the Common Shares or any other shares ranking junior to the Preferred Shares, Series 15 (other than stock dividends in shares ranking junior to the Preferred Shares, Series 15); or

(b)	redeem, purchase or otherwise retire any Common Shares or any other shares ranking junior to the Preferred Shares, Series 15 (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Preferred Shares, Series 15); or

(c)	redeem, purchase or otherwise retire less than all of the Preferred Shares, Series 15; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Preferred Shares, redeem, purchase or otherwise retire any other shares ranking on a parity with the Preferred Shares, Series 15;
unless, in each case, all dividends up to and including those payable on the dividend payment date for the last completed period for which dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative Preferred Shares then issued and outstanding and on all other cumulative shares ranking on a parity with the Preferred Shares and there shall have been paid or set apart for payment all declared dividends in respect of each series of non-cumulative Preferred Shares (including the Preferred Shares, Series 15) then issued and outstanding and on all other non-cumulative shares ranking on a parity with the Preferred Shares.
The Bank may issue other series of Preferred Shares ranking on a parity with the Preferred Shares, Series 15 without the authorization of the holders of the Preferred Shares, Series 15.
Subject to the provisions of the Bank Act, the holders of the Preferred Shares, Series 15 as such will not be entitled to receive notice of or to attend or to vote at any meeting of the shareholders of the Bank unless and until the first time at which the Board of Directors of the Bank has not declared the whole dividend on the Preferred Shares, Series 15 in any quarter. In that event, the holders of the Preferred Shares, Series 15 will be entitled to receive notice of, and to attend, meetings of shareholders at which directors are to be elected and will be entitled to one vote for each of the Preferred Shares, Series 15 held. The voting rights of the holders of the Preferred Shares, Series 15 shall forthwith cease upon payment by the Bank of the first dividend on the Preferred Shares, Series 15 to which the holders are entitled subsequent to the time such voting rights first arose until such time as the Bank may again fail to declare the whole dividend on the Preferred Shares, Series 15 in any quarter, in which event such voting rights shall become effective again and so on from time to time.
Certain Provisions of the Preferred Shares, Series 16
The holders of the Preferred Shares Series, 16 will be entitled to receive a fixed quarterly non-cumulative preferential cash dividend, as and when declared by the Board of Directors, subject to the provisions of the Bank Act, on the third last business day of each of January, April, July and October in each year, at a quarterly rate equal to $0.328125 per share. The first such dividends, if declared, shall be paid on January 29, 2008 and shall be $0.39195 per share. If the Board of Directors of the Bank does not declare the dividends, or any part thereof, on the Preferred Shares, Series 16 on or before the dividend payment date for a particular quarter, then the entitlement of the holders of the Preferred Shares, Series 16 to receive such dividends, or to any part thereof, for such quarter shall be forever extinguished.
The Preferred Shares, Series 16 will not be redeemable prior to January 29, 2013. On and after January 29, 2013, but subject to the provisions of the Bank Act and to the prior consent of the Superintendent and certain conditions being met, the Bank may redeem at any time all or from time to time any part of the outstanding Preferred Shares, Series 16, at the Bank’s option without the consent of the holder, by the payment of an amount in cash for each such share so redeemed of: $26.00 if redeemed during the period commencing January 29, 2013 and ending January 28, 2014; $25.75 if redeemed during the period commencing January 29, 2014 and ending January 27, 2015; $25.50 if redeemed during the period commencing January 28, 2015 and ending January 26, 2016; $25.25 if redeemed during the period commencing January 27, 2016 and ending January 26, 2017; and $25.00 commencing January 27, 2017.
Notice of any redemption will be given by the Bank at least 30 days and not more than 60 days prior to the date fixed for redemption. If less than all the outstanding Preferred Shares, Series 16 are at any time to be redeemed, the shares to be redeemed will be redeemed pro rata, disregarding fractions.
Subject to the provisions of the Bank Act, the prior consent of the Superintendent and certain conditions being met, the Bank may at any time purchase for cancellation any Preferred Share, Series 16 in the open market at the lowest price or prices at which in the opinion of the Board of Directors of the Bank such shares are obtainable.
In the event of the liquidation, dissolution or winding-up of the Bank, the holders of the Preferred Shares, Series 16 shall be entitled to receive $25.00 per share together with all dividends declared and unpaid to the date of payment before any amount shall be paid or any assets of the Bank distributed to the holders of any shares ranking junior to the Preferred Shares, Series 16. The holders of the Preferred Shares, Series 16 shall not be entitled to share in any further distribution of the assets of the Bank.
So long as any of the Preferred Shares, Series 16 are outstanding, the Bank will not, without the approval of the holders of the Preferred Shares, Series 16 given as specified below:
(a)	pay any dividends on the Common Shares or any other shares ranking junior to the Preferred Shares, Series 16 (other than stock dividends in shares ranking junior to the Preferred Shares, Series 16); or

(b)	redeem, purchase or otherwise retire any Common Shares or any other shares ranking junior to the Preferred Shares, Series 16 (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Preferred Shares, Series 16); or

(c)	redeem, purchase or otherwise retire less than all of the Preferred Shares, Series 16; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Preferred Shares, redeem, purchase or otherwise retire any other shares ranking on a parity with the Preferred Shares, Series 16;
unless, in each case, all dividends up to and including those payable on the dividend payment date for the last completed period for which dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative Preferred Shares then issued and outstanding and on all other cumulative shares ranking on a parity with the Preferred Shares and there shall have been paid or set apart for payment all declared dividends in respect of each series of non-cumulative Preferred Shares (including the Preferred Shares, Series 16) then issued and outstanding and on all other non-cumulative shares ranking on a parity with the Preferred Shares.
The Bank may issue other series of Preferred Shares ranking on a parity with the Preferred Shares, Series 16 without the authorization of the holders of the Preferred Shares, Series 16.
Subject to the provisions of the Bank Act, the holders of the Preferred Shares, Series 16 as such will not be entitled to receive notice of or to attend or to vote at any meeting of the shareholders of the Bank unless and until the first time at which the Board of Directors of the Bank has not declared the whole dividend on the Preferred Shares, Series 16 in any quarter. In that event, the holders of the Preferred Shares, Series 16 will be entitled to receive notice of, and to attend, meetings of shareholders at which directors are to be elected and will be entitled to one vote for each of the Preferred Shares, Series 16 held. The voting rights of the holders of the Preferred Shares, Series 16 shall forthwith cease upon payment by the Bank of the first dividend on the Preferred Shares, Series 16 to which the holders are entitled subsequent to the time such voting rights first arose until such time as the Bank may again fail to declare the whole dividend on the Preferred Shares, Series 16 in any quarter, in which event such voting rights shall become effective again and so on from time to time.
Constraints on Ownership of the Bank’s Shares
The Bank Act contains restrictions on the issue, transfer, acquisition, beneficial ownership and voting of all shares of a chartered bank. Please refer to the section above entitled “Description of the Bank’s Business — General Summary — Supervision and Regulation in Canada” for a summary of these restrictions.
Ratings of Securities
The following ratings have been assigned to the Bank’s securities by the rating agencies noted below. Credit ratings, including stability or provisional ratings, are not recommendations to purchase, sell or hold a security as they do not comment on market price or suitability for a particular investor. Ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. Ratings are subject to revision or withdrawal at any time by the rating agency. Each rating listed in the chart below should be evaluated independently of any other rating applicable to our debt and preferred shares.

Moody’s Investor
	Service[1]	Standard & Poor’s	Fitch Ratings	DBRS[1]
Senior long-term debt / deposits	Aa1	AA-	AA-	AA
Subordinated debt	Aa2	A+	A+	AA (low)
Short-term deposits / commercial paper	P-1	A-1+	F1+	R-1 (high)

[1]	The Bank’s non-cumulative preferred shares are rated Aa3 by Moody’s and Pfd-1 by DBRS.
The above-noted ratings have the following meanings:

Moody’s Investor Service (“Moody’s”)
•	Moody’s long-term obligation ratings are opinions of the relative credit risk of fixed-income obligations with an original maturity of one year or more.
•	Obligations rated Aa are judged to be high quality and are subject to very low credit risk. The numerical modifiers (1), (2) and (3) indicate higher, middle and lower rankings respectively within the Aa rating category.
•	Moody’s short-term ratings are opinions of the issuer’s ability to honour short-term financial obligations. A P-1 rating indicates that an issuer has a superior ability to repay short-term debt obligations.
Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc. (“S&P”)
•	An obligation rated AA differs from the highest rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong. The minus sign (-) is a modifier to show relative standing within the AA category.
•	An obligation rated A is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong. The plus sign (+) is a modifier to show relative standing within the A category.
•	A short-term obligation rated A-1 is rated in the highest category by S&P. The obligor’s capacity to meet its financial commitment on the obligation is strong. The plus sign (+) indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.
Fitch Ratings
•	AA rated securities have a very high credit quality and denote a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events. The minus sign (-) denotes relative status within the AA category.
•	A rated securities have a high credit quality and denote a low expectation of credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings. The plus sign (+) denotes relative status within the A category.
•	F1 is the highest credit quality and indicates the strongest capacity for timely payment of financial commitments. The plus sign (+) denotes an exceptionally strong credit feature.
DBRS Limited (“DBRS”)
•	Long-term debt rated AA is of superior credit quality, and protection of interest and principal is considered high. In many cases they differ from long-term debt rated AAA only to a small degree. Given the extremely restrictive definition DBRS has for the AAA category, entities rated AA are also considered to be strong credits, typically exemplifying above-average strength in key areas of consideration and unlikely to be significantly affected by reasonably foreseeable events. Each rating category is denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category.
•	Short-term debt rated R-1 (high) is of the highest credit quality, and indicates an entity possessing unquestioned ability to repay current liabilities as they fall due. Entities rated in this category normally maintain strong liquidity positions, conservative debt levels, and profitability that is both stable and above average. Companies achieving an R-1 (high) rating are normally leaders in structurally sound industry segments with proven track records, sustainable positive future results, and no substantial qualifying negative factors. Given the extremely tough definition DBRS has established for an R-1 (high), few entities are strong enough to achieve this rating.
•	Preferred shares rated Pfd-1 are of superior credit quality, and are supported by entities with strong earnings and balance sheet characteristics. Pfd-1 securities generally correspond with companies whose senior bonds are rated in the AAA or AA categories. As is the case with all rating categories, the relationship between senior debt ratings and preferred share ratings should be understood as one where the senior debt rating effectively sets a ceiling for the preferred shares issued by the entity.

However, there are cases where the preferred share rating could be lower than the normal relationship with the issuer’s senior debt rating.
MARKET FOR SECURITIES OF THE BANK
The Bank’s common shares trade under the stock symbol “BNS” on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The Preferred Shares are listed on the TSX under the stock symbols “BNS.PR.J” for the Preferred Shares, Series 12, “BNS.PR.K” for the Preferred Shares, Series 13, “BNS.PR.L” for the Preferred Shares, Series 14, “BNS.PR.M” for the Preferred Shares, Series 15 and “BNS.PR.N” for the Preferred Shares, Series 16. The Bank also has deposit notes and debentures listed on the London Stock Exchange and the Swiss Exchange.
Trading Price and Volume of the Bank’s Common and Preferred Shares on the Toronto Stock Exchange
Common Shares
The following table presents the high and low closing prices for the Bank’s common shares and the trading volume, on a monthly basis on the TSX.

Month	High	Low	Monthly Trading Volume

October 2007	$53.48	$50.05	2,133,950
September 2007	$53.00	$51.43	2,209,679
August 2007	$52.24	$47.45	2,864,585
July 2007	$52.23	$49.24	2,234,717
June 2007	$53.87	$51.28	2,771,240
May 2007	$54.48	$52.70	1,841,177
April 2007	$54.20	$52.93	1,610,268
March 2007	$54.29	$49.68	2,145,352
February 2007	$51.86	$50.86	1,415,860
January 2007	$52.31	$50.55	1,619,121
December 2006	$52.79	$50.97	2,278,884
November 2006	$52.80	$50.10	1,791,882
Preferred Shares, Series 12
The following table presents the high and low closing prices for the Bank’s Preferred Shares, Series 12 and the trading volume, on a monthly basis on the TSX.

Month	High	Low	Monthly Trading Volume

October 2007	$25.26	$24.19	12,373
September 2007	$26.46	$25.09	8,180
August 2007	$26.00	$25.53	7,650
July 2007	$25.85	$25.30	6,599
June 2007	$25.90	$25.00	11,087
May 2007	$26.39	$25.80	7,596
April 2007	$26.70	$26.13	8,100
March 2007	$27.23	$26.65	9,186
February 2007	$27.14	$26.99	4,742
January 2007	$27.17	$26.66	4,937
December 2006	$27.17	$26.80	5,828
November 2006	$27.26	$26.90	4,399

Preferred Shares, Series 13
The following table presents the high and low closing prices for the Bank’s Preferred Shares, Series 13 and the average daily trading volume, on a monthly basis on the TSX.

Month	High	Low	Monthly Trading Volume

October 2007	$23.39	$21.60	15,554
September 2007	$24.81	$23.37	12,380
August 2007	$24.50	$24.10	6,904
July 2007	$24.48	$24.05	9,674
June 2007	$24.95	$23.30	19,439
May 2007	$25.79	$25.15	11,302
April 2007	$25.94	$25.53	6,219
March 2007	$26.35	$25.88	20,277
February 2007	$26.11	$25.92	5,457
January 2007	$26.10	$25.80	17,189
December 2006	$26.64	$26.10	4,898
November 2006	$26.33	$25.97	6,223
Preferred Shares, Series 14
The following table presents the high and low closing prices for the Bank’s Preferred Shares, Series 14 and the average daily trading volume, on a monthly basis on the TSX. The Preferred Shares, Series 14 were issued and commenced trading on January 24, 2007.

Month	High	Low	Monthly Trading Volume

October 2007	$21.89	$20.71	33,086
September 2007	$23.99	$21.76	11,104
August 2007	$23.23	$22.80	10,483
July 2007	$22.97	$22.24	13,027
June 2007	$23.50	$22.21	19,440
May 2007	$24.97	$23.60	31,588
April 2007	$24.99	$24.85	24,910
March 2007	$25.25	$24.94	17,955
February 2007	$25.30	$24.99	17,965
January 2007	$25.07	$25.00	118,774
Preferred Shares, Series 15
The following table presents the high and low closing prices for the Bank’s Preferred Shares, Series 15 and the average daily trading volume, on a monthly basis on the TSX. Twelve million Preferred Shares, Series 15 were issued and commenced trading on April 5, 2007, and pursuant to the exercise of the underwriters’ over-allotment option, an additional 1.8 million Preferred Shares, Series 15 were issued and commenced trading on April 17, 2007.

Month	High	Low	Monthly Trading Volume

October 2007	$21.80	$20.73	30,013
September 2007	$23.87	$21.60	11,125
August 2007	$23.25	$22.77	18,375
July 2007	$22.83	$22.27	18,396
June 2007	$23.50	$22.09	27,158
May 2007	$24.97	$23.41	32,143
April 2007	$24.95	$24.84	80,748

Preferred Shares, Series 16
The following table presents the high and low closing prices for the Bank’s Preferred Shares, Series 16 and the average daily trading volume, on a monthly basis on the TSX. The Preferred Shares, Series 16 were issued and commenced trading on October 12, 2007.

Month	High	Low	Monthly Trading Volume
October 2007	$24.85	$24.42	65,723
Prior Sales
In the most recently completed financial year, the Bank did not issue any class of securities not listed or quoted on a marketplace. For a list of all subordinated indebtedness of the Bank see note 12 to the Bank’s comparative financial statements for its year ended October 31, 2007, as contained in the Annual Report.
DIRECTORS AND EXECUTIVE OFFICERS OF THE BANK
Directors and Board Committees of the Bank
The following are the Bank’s directors as of December 18, 2007. The term of office of each director expires at the close of the Bank’s next annual meeting of shareholders following the election of the director. As Mrs. McDougall is no longer eligible to stand for re-election at the next annual meeting of shareholders, she will be retiring from the Board of Directors at that meeting but will continue to act as a director until then. Mr. Schwartz retired from the Board of Directors effective November 19, 2007. Mr. Schwartz has been appointed an honorary director of the Bank. The Board intends to appoint Mrs. McDougall as an honorary director following the next annual meeting of shareholders. Information concerning the nominees proposed by management for election as directors at the annual meeting of shareholders will be contained in the 2007 Management Proxy Circular of the Bank.

Name and Municipality and Province	Board Committee		Shares /
of Residence	Memberships	Principal Occupation	DDSUs Owned
Ronald A. Brenneman Calgary, Alberta, Canada (Director since March 28, 2000)	ACRC HRC	President and Chief Executive Officer of Petro-Canada, an oil and gas company	44,260 / 22,723

C.J. Chen Singapore (Director since October 30, 1990)	CGPC	Counsel to Rajah & Tann, advocates and solicitors, Singapore	33,624 / 9,692

N. Ashleigh Everett Winnipeg, Manitoba, Canada (Director since October 28, 1997)	CGPC HRC	President, Corporate Secretary and Director of Royal Canadian Securities Limited, whose principal businesses include Domo Gasoline Corporation (a gasoline retailer) and Royal Canadian Properties Limited (a real estate and property development company)	12,308 / 16,143

John C. Kerr, C.M., O.B.C., LL.D. Vancouver, British Columbia, Canada (Director since March 30, 1999)	CGPC HRC	Chairman of Lignum Investments Ltd., a privately-held investment company and managing partner of Lignum Forest Products LLP, a privately-held forest products distribution company and President	11,800 / 21,682

Name and Municipality and Province	Board Committee		Shares /
of Residence	Memberships	Principal Occupation	DDSUs Owned
of the Vancouver Professional Baseball LLP, owner of the Vancouver Canadians minor league baseball team

The Honourable Michael J.L. Kirby Nepean, Ontario, Canada (Director since March 28, 2000)	ACRC — Chair ERC	Chairman of The Mental Health Commission of Canada, a Corporate Director and retired Member of the Senate of Canada	1,510 / 25,236

Laurent Lemaire Warwick, Quebec, Canada (Director since March 31, 1987)	ERC HRC	Executive Vice-Chairman of the Board of Cascades Inc., a manufacturer of pulp and paper products, packaging and construction materials and sanitary products	18,966 / 0

John T. Mayberry, C.M. Burlington, Ontario, Canada (Director since March 29, 1994)	ERC — Chair HRC	Corporate Director and retired Chair of the Board and Chief Executive Officer of Dofasco Inc., a manufacturer of primary steel products	11,832 / 23,845

The Honourable Barbara J. McDougall, O.C. Toronto, Ontario, Canada (Director since March 30, 1999)	ACRC HRC	Advisor to Aird & Berlis LLP, barristers and solicitors, Toronto	6,397 / 9,811

Elizabeth Parr-Johnston, C.M., Ph.D., D.Litt. Chester Basin, Nova Scotia, Canada (Director since October 26, 1993)	ACRC CGPC	President of Parr Johnston Economic and Policy Consultants	9,620 / 20,059

Alexis E. Rovzar de la Torre New York, New York, U.S.A. (Director since December 31, 2005)	CGPC	Executive Partner in charge of the Latin American practice of White & Case LLP, a global law firm	4,392 / 0

Arthur R.A. Scace, C.M., Q.C. Toronto, Ontario, Canada (Director since March 25, 1997. Non-Executive Chair since March 2, 2004)	ERC HRC - Chair Ex-officio member of ACRC and CGPC	Non-Executive Chairman of the Bank	15,838 / 14,175

Allan C. Shaw, C.M., LL.D. Halifax, Nova Scotia, Canada (Director since September 30, 1986)	CGPC — Chair ERC	Non-Executive Chairman of The Shaw Group Holding Limited, a manufacturer of residential and construction products and a real estate developer	72,581 / 24,882

Name and Municipality and Province	Board Committee		Shares /
of Residence	Memberships	Principal Occupation	DDSUs Owned
Paul D. Sobey Kings Head, Pictou County, Nova Scotia, Canada (Director since August 31, 1999)	ACRC CGPC	President and Chief Executive Officer of Empire Company Limited, a food distributor, real estate and investment company	16,000 / 21,906

Barbara S. Thomas Belleair, Florida, U.S.A. (Director since September 28, 2004)	ACRC HRC — Since March 2007	Corporate Director	5,561 / 0

Richard E. Waugh Toronto, Ontario, Canada (Director since March 25, 2003)	ERC	President and Chief Executive Officer of the Bank	115,194 / 316,234 (DSUs)
Notes:
ACRC — Audit and Conduct Review Committee
CGPC — Corporate Governance and Pension Committee
ERC — Executive and Risk Committee
HRC — Human Resources Committee
The information as to shares owned or over which control or direction is exercised has been furnished by the respective directors, and is as of October 31, 2007.
All directors have held the positions, or other executive positions with the same, predecessor or associated firms, set out in this AIF for the past five years with the exception of The Honourable Michael J.L. Kirby, who, prior to October 2006, was a Member of the Senate of Canada; Arthur R.A. Scace who, prior to January 1, 2004 was a partner of McCarthy Tétrault LLP (Barristers and Solicitors); and Barbara S. Thomas who, from 2002 to 2003, was a director and Interim Chief Executive Officer of Ocean Spray Company.
Executive Officers of the Bank
The following are the Bank’s executive officers, their titles and municipalities of residence in Canada as of December 18, 2007:

Name and Principal Occupation	Municipality of Residence
Richard E. Waugh President and Chief Executive Officer	Toronto, Ontario

Robert L. Brooks Vice-Chairman and Group Treasurer	Oakville, Ontario

Sarabjit S. Marwah Vice-Chairman and Chief Administrative Officer	Toronto, Ontario

Deborah M. Alexander Executive Vice-President, General Counsel and Secretary	Toronto, Ontario

Peter C. Cardinal Executive Vice-President	Oakville, Ontario

Name and Principal Occupation	Municipality of Residence
Alberta G. Cefis Executive Vice-President and Group Head, Global Transaction Banking	Toronto, Ontario

Sylvia D. Chrominska Executive Vice-President, Human Resources and Public, Corporate and Government Affairs	Toronto, Ontario

Wendy G. Hannam Executive Vice-President, Domestic Personal Banking and Distribution	Toronto, Ontario

Timothy P. Hayward Executive Vice-President and Chief Administrative Officer, International Banking	Oakville, Ontario

Robin S. Hibberd Executive Vice-President, Domestic Personal Lending and Insurance	Toronto, Ontario

Christopher J. Hodgson Executive Vice-President, Head of Domestic Personal Banking	Toronto, Ontario

Dieter W. Jentsch Executive Vice-President, Domestic Commercial Banking	Toronto, Ontario

Barbara F. Mason Executive Vice-President, Wealth Management	Toronto, Ontario

Kimberlee B. McKenzie Executive Vice-President, Information Technology and Solutions	Oakville, Ontario

Robert H. Pitfield Executive Vice-President, International Banking	Toronto, Ontario

Brian J. Porter Executive Vice-President and Chief Risk Officer	Toronto, Ontario

Luc A. Vanneste Executive Vice-President and Chief Financial Officer	Etobicoke, Ontario

Anatol von Hahn Executive Vice-President, Latin America	Toronto, Ontario
All of the executive officers of the Bank have been actively engaged for more than five years in the affairs of the Bank in executive or senior management capacities, except Christopher J. Hodgson who, prior to July 14, 2003, was a senior officer of a Canadian mutual fund company; Brian J. Porter who, prior to November 1, 2005, was a senior officer of Scotia Capital Inc.; and Anatol von Hahn who, prior to October 29, 2007, was Chief Executive Officer of Scotiabank Inverlat, S.A. and Grupo Financiero Scotiabank Inverlat, S.A. de C.V.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions
To the best of the Bank’s knowledge, after having made due inquiry, the Bank confirms that as at the date hereof, no director or executive officer of the Bank:
(a)	is, as at the date of this AIF or has been within the last 10 years, a director or executive officer of any company, that while that person was acting in that capacity,
(i)	was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)	or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(b)	has, or within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer, except Mrs. McDougall who was, prior to March 31, 2006, a director of Stelco Inc., which, in 2004, entered into an arrangement with its creditors and Ms. Everett who was, prior to April 2005, a director and officer of Tereve Holdings Ltd., which filed for protection under the Companies’ Creditors Arrangement Act (Canada) in August 2005.
To the best of the Bank’s knowledge, after due inquiry, none of the directors or executive officers of the Bank have been subject to (a) any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or have entered into a settlement agreement with a Canadian securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Shareholdings of Management
The directors and executive officers of the Bank as a group own, or exercise control or direction over, less than one per cent of the outstanding common shares of the Bank.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants.
In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be; however, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the consolidated financial position, or the results of operations of the Bank.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
To the best of the Bank’s knowledge, the Bank confirms that there are no directors or executive officers or any associate or affiliate of a director or executive officer with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Bank.
TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada is the Bank’s transfer agent and registrar main agent at the following addresses: Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 and Computershare Trust Company, Inc., 350 Indiana Street, Golden, Colorado, 80401, U.S.A.
CONFLICTS OF INTEREST
To the knowledge of the Bank, no director or executive officer of the Bank has an existing or potential conflict of interest with the Bank or any of its subsidiaries.
EXPERTS
The Bank’s Shareholders’ Auditors are KPMG LLP, Suite 3300 Commerce Court West, P.O. Box 31, Station Commerce Court, Toronto, Ontario, M5L 1B2. KPMG LLP is independent of the Bank within the meaning of the Rules of Professional Conduct / Code of Ethics of various Canadian provincial institutes/ordre and within the meaning of the U.S. Securities Act of 1933 and the applicable rules and regulations thereunder.
THE BANK’S AUDIT AND CONDUCT REVIEW COMMITTEE
A copy of the Bank’s Audit and Conduct Review Committee charter is attached to this AIF as Schedule “A” and can also be found on the Bank’s website at www.scotiabank.com in the Corporate Governance section.
The following directors are members of the Audit and Conduct Review Committee: Michael J.L. Kirby (Chair), Ronald A. Brenneman (financial expert), Barbara J. McDougall, Elizabeth Parr-Johnston, Paul D. Sobey and Barbara S. Thomas. Arthur R.A. Scace is an ex-officio member of the Audit and Conduct Review Committee. All of the members of the Committee are financially literate and independent, and one or more members of the Committee meet the definition of a financial expert. The Bank’s Board of Directors has determined that Mr. Ronald A. Brenneman is an audit committee financial expert and is independent, as that term is defined by the NYSE’s corporate governance standards applicable to the Bank. The United States Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and Board of Directors in the absence of such designation.
The education and related experience (as applicable) of each Audit and Conduct Review Committee member is described below.
Michael J. L. Kirby (Chair) — Mr. Kirby completed his three year term as Vice-Chair of the Accounting Standards Oversight Council in 2005. He has been a faculty member at both the Business School at the University of Chicago and the Business School at Dalhousie University. He has previously served as Chair of the Standing Senate Committee on Banking, Trade and Commerce (from 1993 to 1997) during which time that committee developed substantive revisions to the Canada Business Corporations Act and other Canadian federal business legislation. He has also completed the twelve day Directors Education Course at the Rotman School of Business at the University of Toronto, which is under the auspices of the Institute of Corporate Directors.
Ronald A. Brenneman — Mr. Brenneman has extensive employment experience directly related to the preparation of and supervision of the preparation of financial statements. He is currently the President and

Chief Executive Officer of Petro-Canada (2000 to present), is a former CEO of Esso Benelux (1994 to 1997), was the President of Imperial Oil Ltd. (1992 to 1994) and prior to that was the Chief Financial Officer of Imperial Oil Limited.
Barbara J. McDougall — Mrs. McDougall is a Chartered Financial Analyst and previously worked as an investment analyst for 10 years. Mrs. McDougall is also a Former Minister of State, Finance of the Canadian Government.
Elizabeth Parr-Johnston — Dr. Parr-Johnston holds a M.A. and Ph.D. in economics from Yale University. She is a former President and Vice-Chancellor of two Canadian universities.
Paul D. Sobey — Mr. Sobey has a Bachelor of Commerce from Dalhousie University, attended the Advanced Management Program at Harvard School of Business and is a chartered accountant. In 2005, Mr. Sobey was awarded the Fellow Chartered Accountant designation by the Institute of Chartered Accountants of Nova Scotia. He is currently the President and Chief Executive Officer of Empire Company Limited, a Canadian publicly-traded company.
Barbara S. Thomas — Ms. Thomas has previously served on the audit committee of The Dial Corporation and is a current member of the audit committee of Spectrum Brands Corporation (formerly Rayovac Corporation) and Blue Cross/Blue Shield of Florida. She has experience as a president and chief executive officer of a company or a division of a company as Ms. Thomas was Interim Chief Executive Officer of Ocean Spray Company from 2002 to 2003.
Please refer to Table 47 on page 82 of the Annual Report, which is incorporated herein by reference, for disclosure relating to the fees paid by the Bank to the Bank’s Shareholders’ Auditors, KPMG LLP and its former auditors, PricewaterhouseCoopers LLP in each of the last two fiscal years. The nature of these services is described below:
•	Audit services generally relate to the statutory audits of financial statements, accounting consultation, other regulatory-required auditor attest services related to the financial statements, as well as services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

•	Audit-related services include attest services required by regulatory bodies not directly linked to the financial statements, and audits of employee benefit plans and other associated entities. In 2007 these services included specified procedures with respect to a potential international acquisition.

•	Tax services outside of the audit scope represent primarily specified procedures with respect to specific tax requirements relating to the corporate tax returns of a subsidiary, assistance with the preparation of personal tax returns of individuals not in financial reporting or accounting roles, specified review procedures required by local tax authorities, and attestation on tax returns of certain subsidiaries as required by local tax authorities. The 2006 fees also included specific procedures relating to the preparation of certain corporate tax returns.

•	Other non-audit services are primarily foreign language translation services.
The Audit and Conduct Review Committee has adopted policies and procedures (the “Policies”) for the pre-approval of services performed by the Bank’s Shareholders’ Auditors. The objective of the Policies is to specify the scope of services permitted to be performed by the Bank’s Shareholders’ Auditors and to ensure the independence of the Bank’s Shareholders’ Auditors is not compromised through engaging it for other services. The Policies state that the Audit and Conduct Review Committee shall pre-approve the following: Audit services (all such engagements provided by the Bank’s Shareholders’ Auditors as well as all such engagements provided by any other registered public accounting firm); and other permitted services to be provided by the Bank’s Shareholders’ Auditors (primarily audit and audit-related services). The Bank’s Shareholders’ Auditors shall not be engaged in the provision of tax or other non-audit services without the pre-approval of the Audit and Conduct Review Committee. The Policies also enumerate pre-

approved services including specific audit, audit-related and other limited non-audit services that are consistent with the independence requirements of the United States Sarbanes-Oxley Act, 2002, Canadian independence standards for auditors and applicable legal requirements. The Policies are applicable to the Bank, its subsidiaries and entities that are required to be consolidated by the Bank. The Audit and Conduct Review Committee shall review and approve the Policies on at least an annual basis. The Policies do not delegate any of the Audit and Conduct Review Committee’s responsibilities to management of the Bank.
ADDITIONAL INFORMATION
The Bank will provide to any person upon request to the Executive Vice-President, General Counsel and Secretary of the Bank: (a) when the securities of the Bank are in the course of a distribution under a preliminary short form prospectus or a short form prospectus: (i) one copy of the Bank’s AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF; (ii) one copy of the comparative financial statements of the Bank for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditors, and one copy of the most recent interim financial statements of the Bank that have been filed, if any, for any period after the end of its most recently completed financial year; (iii) one copy of the Management Proxy Circular of the Bank in respect of its most recent annual meeting of shareholders; and (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or (b) at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Bank may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Bank.
Additional information relating to the Bank may be found on the SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission’s website at www.sec.gov. Additional information, including directors’ and officers’ compensation, indebtedness and options to purchase securities, principal holders of the Bank’s securities and interests of insiders in material transactions, where applicable, is contained in the Management Proxy Circular. Additional financial information, including the related management’s discussion and analysis, is provided in the Bank’s comparative financial statements for its year ended October 31, 2007, as contained in the Annual Report. A copy of such documents may be obtained upon request from the Executive Vice-President, General Counsel and Secretary of the Bank at Scotia Plaza, 44 King Street West, Toronto, Ontario, M5H 1H1.

SCHEDULE “A”
CHARTER
THE BANK OF NOVA SCOTIA
AUDIT AND CONDUCT REVIEW COMMITTEE OF THE BOARD
The Audit and Conduct Review Committee of the Board of Directors (the “Committee”) has the responsibilities and duties as outlined below:
AUDIT
A.	Mandate

1.	To perform such duties as may be required by:
•	the Bank Act (the “Act”) and the regulations thereunder;

•	the Canada Deposit Insurance Corporation Act; and

•	other applicable legislation and regulations including those of the Ontario Securities Commission (“OSC”) and the Canadian Securities Administrators (the “CSA”), the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”), the Securities and Exchange Commission (“SEC”) and the Sarbanes-Oxley Act, 2002,
as more fully described under the heading “Duties” below.

2.	To assist the Board of Directors (the Board) in fulfilling its oversight responsibilities for:
•	the integrity of the Bank’s consolidated financial statements and related quarterly results press releases;

•	the Bank’s compliance with legal and regulatory requirements;

•	the system of internal control, including internal control over financial reporting and disclosure controls and procedures (“internal controls”);

•	the external auditor’s qualifications and independence;

•	the performance of the Bank’s internal audit function and independent auditors; and

•	the preparation of a committee report for inclusion in the Bank’s proxy circular.
3.	To perform such other duties as may from time to time be assigned to the Committee by the Board;
4.	To act as the audit committee for any federally chartered Canadian financial institution beneficially owned by the Bank as determined by the Board.
B.	Authority
     The Committee has authority to:
•	conduct or authorize investigations into any matters within its scope of responsibility;

•	retain independent counsel, accountants or others to advise the Committee or assist in the conduct of an investigation;

•	meet with Bank officers, the external auditor or outside counsel, as necessary;

•	determine appropriate funding for independent advisors; and

•	communicate directly with the internal and external auditors.

C.	Duties
     The Committee shall:
     Financial Information
•	review the quarterly and annual consolidated financial statements of the Bank prior to approval by the Board and disclosure to the public; review should include discussion with management and the external auditor of significant issues, including significant accounting policies, regarding the financial results, accounting principles, practices and management estimates and judgments;

•	review the quarterly and annual Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) prior to review and approval by the Board;

•	review any material proposed changes in accounting standards and securities policies or regulation relevant to the Bank’s consolidated financial statements;

•	be satisfied that adequate procedures are in place for the review of the Bank’s public disclosure of all consolidated financial statements and related quarterly results press releases and periodically assess the adequacy of these procedures;

•	review earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies prior to public disclosure;

•	discuss significant financial risk exposures and the steps management of the Bank has taken to monitor, control and report such exposures;

•	review with management and the external auditor all matters required to be communicated to the Committee under generally accepted auditing standards;

•	review the Annual Information Form; and

•	review the process relating to and the certifications of the Chief Executive Officer and the Chief Financial Officer on the integrity of the Bank’s quarterly and annual consolidated financial statements.
     Compliance
•	receive reports from management on the Bank’s compliance with legal and regulatory requirements and the effectiveness of the Bank’s compliance policies, including:
•	review the annual report of Group Compliance, including compliance with the Bank’s Guidelines for Business Conduct and any instances of material deviation therefrom with corrective actions taken;

•	review the semi-annual report on litigation matters; and

•	review any plans to remediate any deficiencies identified.
•	review the annual letter of certification from the Chief Executive Officer on the Bank’s compliance with the Guidelines for Business Conduct;

•	review investments and transactions that could adversely affect the well-being of the Bank brought to its attention by the external auditor or by any officer of the Bank;

•	meet with representatives of the Office of the Superintendent of Financial Institutions Canada (“OSFI”) to discuss OSFI’s supervisory results;

•	meet with Bank management to review and discuss the Bank’s response to OSFI’s recommendations and suggestions pursuant to their supervisory activities; and

•	review such returns as specified by OSFI.
     Internal Controls
•	require Bank management to implement and maintain appropriate internal control procedures including anti-fraud controls and review, evaluate and approve these procedures;

•	receive and review reports from management and internal audit on the design and operating effectiveness of internal controls and any significant control breakdowns; and

•	require management to establish procedures and review and approve the procedures established for processing complaints regarding accounting, internal accounting controls or auditing matters, including confidential, anonymous submissions from employees, as part of the Bank’s Financial Reporting Whistleblower Program.
     Internal Audit
•	review the annual audit plan, annual budgets, resources and the quarterly reports of the Chief Internal Auditor;

•	meet with the Chief Internal Auditor, or the officer or employee of the Bank acting in a similar capacity, and with the management of the Bank, to discuss the effectiveness of the Bank’s internal control procedures;

•	review periodically the Charter for the Audit Department and the mandate for the Chief Internal Auditor;

•	review the annual performance review of the Chief Internal Auditor;

•	review the objectivity of the Bank’s internal audit function; and

•	approve the appointment of the Chief Internal Auditor.
     External Auditor
•	have responsibility for the oversight of the external auditor who report directly to the Committee;

•	recommend to the Board the retention or termination of the Bank’s external auditor, subject to shareholder ratification;

•	review the annual audit plan and letter(s) of engagement;

•	at least annually review the report of the external auditor;

•	review and evaluate the external auditor’s qualifications, performance and independence, including a review and evaluation of the lead audit partner;

•	review and recommend to the Board the annual fee for the audit of the Bank’s consolidated financial statements;

•	review and pre-approve in accordance with established pre-approval policy, all service to be provided by the external auditor, including audit and audit related services and permitted tax and non-audit services;

•	review external auditor services pre-approved by the delegate of the Committee;

•	review annually the total fees paid to the external auditor by required categories;

•	at least annually, obtain and review a report from the external auditor describing:
•	the firm’s internal quality-control procedures;

•	any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and

•	to assess all relationships between the external auditor and the Bank that pertain to independence;
•	review the rotation plan for partners on the engagement;

•	meet with the external auditor and with management to discuss the quarterly and the annual consolidated financial statements including the Bank’s disclosure under MD&A;

•	review with the external auditor any audit problems or difficulties and management’s response;

•	resolve any disputes between the external auditor and management; and

•	review and approve policies for the Bank’s employment of current and former employees or partners of the current or former external auditor.
      Other Duties
•	provide for an open avenue of communication between internal audit, the external auditor and the Board of Directors;

•	meet separately, at least quarterly, with management, the Chief Internal Auditor and with the external auditor;

•	annually, review the charter for the Committee and evaluate the Committee’s effectiveness in fulfilling its mandate; and

•	institute and oversee special investigations as needed.
CONDUCT REVIEW
D.	Mandate
1.	To perform the duties with respect to the Bank’s procedures for ensuring its transactions with its related parties comply with Part XI of the Bank Act and any regulations thereunder as more fully described under the heading “Duties” below.
2.	In the event a widely held bank holding company or insurance holding company has a significant interest in any class of shares of the Bank:
•	to establish policies for entering into transactions referred to in subsection 495.1(1) of the Bank Act, including transactions with the holding company or any other related party of the Bank that is an entity in which the holding company has a substantial investment; and

•	to review certain of the Bank’s transactions that are referred to in subsection 495.3(1) of the Bank Act including any transaction with the widely held insurance or bank holding company or any other related party in which they hold a substantial investment.
3.	To perform such duties as are required by the Bank Act to be dealt with by a committee of the Board concerning the monitoring of adherence to procedures for identifying potential conflicts of interest and for resolving such conflicts of interest, for restricting the use of confidential information, for providing disclosure of information to customers and for dealing with customer complaints as required under subsection 455(1) of the Bank Act, and as more fully described under the heading “Duties” below.
4.	To perform such other duties as are required under the Bank Act or by OSFI, or as may from time to time be assigned by the Board.
5.	To monitor and fulfill the compliance requirements of the Bank in respect of the Financial Consumer Agency of Canada.
6.	To act as the Conduct Review Committee for any federally chartered Canadian financial institution beneficially owned by the Bank as determined by the Board.
E.	Duties
1.	Establish criteria for determining whether the value of transactions with related parties of the Bank is nominal or immaterial to the Bank;
2.	Approve the terms and conditions of:
•	loans, other than margin loans, to senior officers of the Bank on terms and conditions more favourable to the senior officers than those offered to the public;

•	loans to spouses of senior officers of the Bank on the security of mortgages of the principal residences of such spouses on terms and conditions more favourable than those offered to the public;
3.	Approve the practice of the Bank making financial services, other than loans or guarantees, available to senior officers of the Bank or to spouses, or children who are less than 18 years of age of senior officers of the Bank, on terms and conditions more favourable than those offered to the public, provided the financial services are offered by the Bank to its employees on those favourable terms and conditions;
4.	Require Bank management to establish procedures to enable the Bank to verify that its transactions with related parties of the Bank comply with Part XI of the Bank Act and to review those procedures and their effectiveness. These procedures should, among other things, enable management to verify that:
•	all related party transactions are on terms and conditions at least as favourable to the Bank as market terms and conditions, other than transactions referred to in clauses 2 and 3 above; and

•	loans to full-time senior officers, other than margin loans and mortgages on their principal residences, do not exceed the greater of twice their annual salaries and $100,000; and

•	aggregate loans or guarantees to, and investments in the securities of any related party (subject to certain exceptions) do not exceed 2% of the Bank’s regulatory capital unless the approval of 2/3 of the Board has been obtained; and

•	aggregate loans or guarantees to, and investments in the securities of all related parties (subject to certain exceptions) do not exceed 50% of the Bank’s regulatory capital;
5.	Review the practices of the Bank to identify any transactions with related parties of the Bank that may have a material effect on the stability or solvency of the Bank;
6.	Monitor the procedures established by the Board to resolve conflicts of interest, including techniques for the identification of potential conflict situations, and to restrict the use of confidential information; and
7.	Monitor the procedures established by the Board to provide disclosure to customers of the Bank of information that is required to be disclosed by the Bank Act, and for dealing with and reporting complaints made by customers of the Bank who have requested or received products or services in Canada and to satisfy itself that these procedures are being adhered to by the Bank.
COMMITTEE OPERATIONS
F.	Reporting
     After each meeting of the Committee, the Committee is required to report to the Board on matters reviewed by the Committee.
     The Chair of the Committee shall review, for completeness, the Board’s report with respect to conduct review matters to the Superintendent of Financial Institutions on the Committee’s activities during the year. This report must be filed within 90 days after the Bank’s financial year-end.
     The Committee shall review and assess the adequacy of this Charter on an annual basis and report the results of this review to the Corporate Governance and Pension Committee of the Board.
G.	Composition
      Structure
     The Committee shall consist of a minimum of 3 Directors, a majority of whom shall be resident Canadians.
     Each member must be financially literate or become financially literate within a reasonable period of time subsequent to his/her appointment to the Committee. At least one member must be a financial expert and at all times a majority of members must be financially literate.

      Independence
     No member of the Committee may be a current or former officer or employee of the Bank or of any of its subsidiaries or affiliates. No member may be a person who is affiliated with the Bank or any of its subsidiaries or affiliates or be related or non-independent as determined by the Board for the purposes of the NYSE Corporate Governance Rules or Multilateral Instrument 52-110. No member may hold 5% or more of the voting shares of the Bank.
     Directors’ fees (annual retainer and/or attendance fees) are the only compensation a member of the Committee may be paid by the Bank.
     Appointment of Committee Members
     Members of the Committee are appointed or reappointed annually by the Board, such appointments to take effect immediately following the annual meeting of the shareholders of the Bank. Members of the Committee shall hold office until their successors are appointed, or until they cease to be Directors of the Bank.
     Vacancies
     Vacancies may be filled for the remainder of the current term of appointment of members of the Committee by the Board, subject to the requirements under the headings “Structure” and “Independence” above.
      Appointment and Qualifications of Committee Chair
     The Board shall appoint from the Committee membership, a Chair for the Committee to preside at meetings. In the absence of the Chair, one of the other members of the Committee present shall be chosen by the Committee to preside at that meeting.
     The Chair for the Committee must have all of the qualifications for Committee membership and have accounting or related financial management expertise.
H.	Meetings
     Calling of Meetings
     Meetings of the Committee may be called by the Chair, by any member of the Committee or the external auditor. Members may participate in meetings in person or by telephone, electronic or other communications facilities.
     The Committee shall not transact business at a meeting unless a majority of the members present are resident Canadians except where:
•	a resident Canadian member who is unable to be present approves in writing or by telephone, electronic or other communications facilities the business transacted at the meeting; and

•	a resident Canadian majority of members would have been present if the absent member had been present.
     Written resolutions in lieu of a meeting are not permitted.
     The external members of the Committee shall meet immediately prior to and/or following the conclusion of the regular agenda matters.
     The Committee may invite any director, officer or employee or any other person to attend meetings to assist the Committee with its deliberations.

     Notice of Meetings
     Notice of meeting of the Committee shall be sent by prepaid mail, by personal delivery or other means of transmitted or recorded communication or by telephone at least 12 hours before the meeting to each member of the Committee at the member’s address or communication number last recorded with the Secretary. A Committee member may in any manner waive notice of a meeting of the Committee and attendance at a meeting is a waiver of notice of the meeting, except where a member attends for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called.
     Notice to the Internal Auditor and External Auditor
     The Chief Internal Auditor and the external auditor are entitled to receive notice of every meeting of the Committee and, at the expense of the Bank, to attend and be heard at each meeting and to have the opportunity to discuss matters with the independent directors, without the presence of management.
     Frequency
     The Committee shall meet at least quarterly.
     Quorum
     The quorum for a meeting of the Committee shall be 40% of the number of members, subject to a minimum of 2 members.
      Secretary and Minutes
     The Secretary or, in the absence of the Secretary, an Assistant Secretary of the Bank shall act as Secretary of the Committee.
     Minutes of meetings of the Committee shall be recorded and maintained by the Secretary and subsequently presented to the Committee and to the Board, if required by the Board.
This Charter was last revised and approved by the Board on June 26, 2007.